Lisa Proch Talcott Resolution Law Group The Hartford* One Hartford Plaza (NP4-TR1) Hartford, CT 06115 Tel. 1-860-547-4390 lisa.proch@thehartford.com
January 16, 2018

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management

Re:    Hartford Life Insurance Company
File No. 333-176149    Hartford's Personal Retirement Manager Select Series III

Members of the Commission:

Pursuant to Rule 461 under the Securities Act of 1933, Hartford Life Insurance Company, hereby requests that the registration statement electronically filed via EDGAR on Form N-4 (File No. 333-176149) be accelerated and declared effective on January 16, 2018, or as soon thereafter as is reasonably practicable. We believe expedited review of the Registration Statement is appropriate.

Registrants hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

In these circumstances, we believe a limited staff review is appropriate.

Hartford Life Insurance Company

By: Brion S. Johnson*___________________            *By: /s/ Lisa Proch _______
Brion S. Johnson, President and          Lisa Proch, Attorney-in-fact
Chairman of the Board

Hartford Securities Distribution Company, Inc.

By: /s/ Christopher S. Conner__________
Christopher S. Conner, Chief Compliance
Officer, AML Compliance Officer, Privacy
Officer, Secretary